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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

For the Coupon Period ending January 19, 2000

               Westpac Securitisation Management Pty Limited,
                      in its capacity as trust manager
                      of the Series 1998-1G WST Trust
              (Translation of registrant's name into English)

           Level 4, 60 Martin Place, Sydney, NSW 2000, Australia
                  (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____  No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________________.


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               NOTEHOLDERS REPORT - SERIES 1998-1G WST TRUST


Date of Report - Determination Date    13-Jan-00

Housing Loan Collection Period         10-Oct-99        to           09-Jan-00
                                      (inclusive)                   (inclusive)

Days in Collection Period                 92

Coupon Period                          19-Oct-99        to           19-Jan-00
                                      (inclusive)                   (exclusive)

Days in Coupon Period                     92

3 month BBSW at beginning of
coupon period                           5.3767%  3 month USD-LIBOR     6.19250%

Foreign Exchange Rate               0.62354525564

Available Income                        25,735,989
Total Available Funds                   25,735,989
Accrued Interest Adjustment                      0
Redraws Made This Period                23,610,350
Redraw Shortfall                                 0
Redraw Facility Draw                             0
RFS Issued This Period                           0
Trust Expenses                           1,089,863
Total Payments                          23,118,881
Payment Shortfall                                0
Principal Draw This Period                       0
Total Principal Draws Outstanding                0
Gross Principal Collections            152,134,749
Principal Collections                  128,524,399
Excess Available Income                  2,617,108
Excess Collections Distribution          2,617,108
Liquidity Shortfall                              0
Liquidity Net Draw / (Repayment)
  this period                                    0
Remaining Liquidity Shortfall                    0
Liquidation Loss                                 0
Principal Charge Offs                            0
Prepayment Benefit Shortfall                33,482
Average Daily Balance for Qtr        1,464,464,068
Subordinated Percentage                    3.3145%
Initial Subordinated Percentage            2.3000%
Average Quarterly Percentage               0.3790%

     Reuters Information             Principal/100,000           Coupon/100,000

                  Class A     0.00       5,838.1860               1,088.7495
                  Class B     0.00         0.0000                 1,650.2500

Stated Amount - AUD Equivalent        Percentage   Forex Percentage   Chargeoffs

             Class A  1,352,543,966.28   96.68555%        1.00000
             Class B     51,800,570.54   3.31445%
             RFS                  0.00                    0.00000

         TOTAL        1,404,344,536.82   100.00000%    100.00000%

Stated Amount - USD                                     Bond Factor

              Class A   843,372,373.22                   0.6143894         0.00
              Class B    32,300,000.00                   1.0000000         0.00
              RFS                 0.00                                     0.00

          TOTAL         875,672,373.22                   0.6232544         0.00


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

                                       $A

Scheduled Principal                 $ 12,476,044
Unscheduled Principal               $116,048,355
Principal Collections               $128,524,399

Fixed Interest Rate Housing Loan    $ 261,927,309
Variable Rate Housing Loans         $1,142,417,228
                                    $1,404,344,537



                          WST Trust Series 1998-1G
                           DELINQUENCY STATISTICS

                           Collection Period Ended:     09-January-2000


              Number     Current Balance    Instalment     % by        % by
             of Loans     Outstanding $A     Amount $A      Number     Balance
-------------------------------------------------------------------------------
    Current   3,744      1,276,481,796      10,466,834     90.61%      90.90%

    1-29      1,255        111,615,419         990,007      8.27%       7.95%
    Days

    30-59       111         10,679,457          82,828      0.73%       0.76%
    Days

    60-89        25          2,471,951          20,526      0.16%       0.18%
    Days

    90-119       17          1,661,751          13,762      0.11%       0.12%
    Days

    120-149       5            460,351           3,695      0.03%       0.03%
    Days

    150-179       4            262,358           1,790      0.03%       0.02%
    Days

    180+          7            711,455           4,927      0.05%       0.05%
    Days
-------------------------------------------------------------------------------
    Total    15,168      1,404,344,537       11,584,368   100.00%     100.00%
-------------------------------------------------------------------------------



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

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Series 1998-1G WST Trust, by the undersigned, thereunto duly authorized.


                              Westpac Securitisation Management Pty Limited, as Trust Manager for the Series 1998-1G WST Trust, (Registrant)



 Dated: January 19, 2000      By: /s/ Lewis E. Love Jr.
                                  -----------------------------
                              Name:  Lewis E. Love Jr.
                              Title: Director











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